SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                 FORM 11-K



(Mark One)


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994


                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to
                               ------    ------

Commission file number 1-7695


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Kuhlman Corporation Savings Maximizer Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Kuhlman Corporation
              1 Skidaway Village Walk
              Suite 201
              Savannah, Georgia  31411

                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
             INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



INDEPENDENT AUDITORS' REPORT

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
         DECEMBER 31, 1994 AND 1993

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
         FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTES TO FINANCIAL STATEMENTS -
         DECEMBER 31, 1994 AND 1993

SCHEDULE I - SCHEDULE OF INVESTMENTS -
         DECEMBER 31, 1994 AND 1993

SCHEDULE II - TRANSACTIONS -
         FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993




         The information required to be submitted in the schedule relating to transactions involving Plan assets and a party known to be a party-in-interest is included in the accompanying financial statements, notes and schedules.

                          Walsh & Cenko, P.C.
                      CERTIFIED PUBLIC ACCOUNTANTS
                                Members
                       American Institute of CPAs
                        Division for CPA Firms:
                   Private Companies Practice Section
                          SEC Practice Section
                                 ------
                      Michigan Association of CPAs

860 West Long Lake Road, Suite 300          Telephone (810) 644-5233
Bloomfield Hills, Michigan  48302           Facsimile (810) 644-5405



                      Independent Auditors' Report
                      ----------------------------


                          Kuhlman Corporation
                         Savings Maximizer Plan



We were engaged to audit the financial statements and schedules of Kuhlman Corporation, Savings Maximizer Plan as of December 31, 1994 and 1993 and for the years then ended, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 (Note 4), the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information which was certified by Comerica Bank, the trustee of the Plan (Note 3), except for comparing the information with the related information included in the 1994 and 1993 financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions.
The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 1994 and 1993 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



June 20, 1995

                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31,
                   (SEE INDEPENDENT AUDITORS' REPORT)


                                           1994             1993
                                       ------------     ------------

RECEIVABLES
   Accrued interest                    $     8,782      $     9,343
   Accrued dividends                         3,200            2,709
   Participant loans                        77,035          187,916
                                       ------------     ------------

        Total Receivables                   89,017          199,968



INVESTMENTS (Note 1)
   Index Fund                            1,489,093        1,375,681
   Guaranteed Investment
     Contract Fund                       1,488,382        2,003,553
   Comerica Short Term Fund                112,275           33,238
   Common stock - Kuhlman Corp.            265,719          281,210
                                       ------------     ------------

        Total Investments                3,355,469        3,693,682
                                       ------------     ------------


        TOTAL ASSETS                     3,444,486        3,893,650




                                       ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS      $ 3,444,486      $ 3,893,650
                                       ============     ============



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    For The Years Ended December 31,
                   (SEE INDEPENDENT AUDITORS' REPORT)


                                                1994             1993
                                            ------------      ------------
INVESTMENT INCOME
   Interest                                 $   108,484       $   123,325
   Dividends                                     13,484            10,682
   (Decrease)/increase in unrealized
      (depreciation)/appreciation
      of investments                           (124,313)           85,978
   Realized gain on investments                  58,575            96,380
   Miscellaneous                                  5,999               950
                                            ------------      ------------

                                                 62,229           317,315

PLAN EXPENSES                                    (4,519)           (4,065)

OTHER EXPENSES                                      ---            (1,468)

LOAN PROCEEDS
   Advances                                     (92,998)         (108,959)
   Repayments                                   137,939            66,729
                                            ------------      ------------

                                                 44,941           (42,230)
                                            ------------      ------------

CONTRIBUTIONS
   Employee                                     783,416           757,509
   Employer                                      89,149           211,975
   Rollover                                     193,036            49,427
                                            ------------      ------------

                                              1,065,601         1,018,911

NONCASH TRANSACTIONS - PARTICIPANT
   LOAN RECEIVABLE                             (110,881)           54,310

BENEFITS PAID TO PARTICIPANTS                (1,334,636)       (1,091,351)

ASSETS SPUN-OFF TO QUALITY
         SPRING/TOGO                           (157,303)              ---

DISTRIBUTIONS OF STOCK                          (14,596)          (44,420)
                                            ------------      ------------

        NET (DECREASE)/INCREASE                (449,164)          207,002

NET ASSETS AVAILABLE FOR BENEFITS

        BEGINNING OF YEAR                     3,893,650         3,686,648
                                            ------------      ------------

        END OF YEAR                         $ 3,444,486       $ 3,893,650
                                            ============      ============


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
                     NOTES TO FINANCIAL STATEMENTS
                       December 31, 1994 and 1993



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following are the significant accounting policies followed by the Plan:

         Basis of Accounting
         -------------------

         The assets reflected in the Statement of Net Assets Available for Benefits are stated at current value as of the statement date.

         Accounting records maintained by the trustee are on a modified cash basis. The financial statements presented herein include all material adjustments to place the financial statements on an accrual basis of accounting.

         Investments
         -----------

         All Before-Tax Contributions, After-Tax Contributions and
         Company Matching Contributions (Note 2) made to the Plan by a participant or on a participant's behalf, as well as his Rollover Account, shall be invested in 1) a Company Stock Fund (which invests in common stock of Kuhlman Corporation), 2) an Index Fund (which invests in substantially all of the common stocks which comprise the Standard and Poor's 500 Index), 3) a Guaranteed Investment Contract (GIC) Fund (which invests in pools of investments that provide a fixed rate of return for a specified period of time), or
         4) such other investment funds which the Investment Committee may from time to time specify.

         Investment transactions are recorded by the trustee at cost on the settlement date basis. There are no material adjustments required to place the financial statements included herein on a trade date basis. Investments owned are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. Market value, which is equivalent to current value, is the unit valuation of the security at year end, as determined by the trustee responsible for the Plan's assets (Note 3), which includes accruals for interest and dividend income where material.

         Realized gain or loss on the sale of investments is determined for accounting purposes on the cost basis. The difference between the cost and current market value of investment purchases since the beginning of the period and the net increase or decrease in such stated market value of investments held at the beginning of the period reported on, is reflected separately as "increase (decrease) in unrealized appreciation (depreciation) in investments" in the Statement of Changes in Net Assets Available for Benefits.

         All Plan investments have a readily determinable market value as of the statement date.

         See Schedule I for a detailed schedule of investments.

         Tax Status
         ----------

         This Plan has been designed to be in compliance with the provisions of Sections 401(a) and 401(K) of the Internal Revenue Code and the applicable regulations thereunder; leaving the Plan exempt from federal income tax. Accordingly, no provision for such tax has been made in the financial statements.


NOTE 2 - PLAN DESCRIPTION

         The following is a brief description of the Savings Maximizer Plan
         (Plan). Referral should be made to the Plan agreement for more complete information.

         General
         -------

         The Savings Maximizer Plan of Kuhlman Corporation became effective as of April 11, 1988, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Funding and Vesting
         -------------------

         Each employer shall make Basic Company Matching Contributions to the Plan, with respect to each payroll period on behalf of each participant who is an eligible employee of such employer, in an amount equal to 15% of the first 6% of the participant's before-tax contributions to be credited to the Basic Company Matching Contribution Subaccount of the participant's Company Matching Contribution Account.

         An employer may also make an additional Company Matching Contribution to the Plan based upon the before-tax contributions made by all participants during the Plan year. This additional Company Matching Contribution will be the sum of all Participants' Before-tax Contributions during the Plan year (not to exceed the first 6% of each participant's compensation) times an amount of not greater than 60%.

         Each participant who is an eligible employee may elect to have his employer make before-tax contributions to the Plan on his behalf to be credited to his Before-tax Contribution Account, in which case the cash compensation otherwise payable by the employer to the participant shall be reduced by an amount equal to the before-tax contributions so made. Subject to the limitations prescribed in Sections 3.5 (Limitation on Before-tax Contributions) and 4.3 (Limitation on
         Annual Additions) of the Plan, the amount of before-tax contributions shall be from 1% through 16% of compensation, in multiples of 1%, as the participant shall designate on the appropriate form.

         Each participant who is an eligible employee is also permitted to make after-tax contributions to the Plan. Such after-tax contributions, if made shall be contributed by the participant by payroll deduction and shall be such amount as the participant shall designate on the appropriate form, except that, subject to the limitations prescribed in Section 4.3 (Limitation on Annual Additions) and Section 4.4 (Limitation on After-tax Contributions and Company Matching Contributions), the sum of the amount of before-tax and after-tax contributions during any payroll period may not exceed 16% of a participant's compensation.

         A participant shall always be 100% vested in the value of his Before-tax Contribution Account, After-tax Contribution Account, Company Matching Account, and Rollover Account.

         Plan Benefits
         -------------

         A participant who has attained the age of 59 1/2 may elect to withdraw all or a portion of the value of such Participant's Accounts determined as of the next Valuation Date. Payment shall be made in a single sum and can only be done once.

         Upon a Participant's retirement (age 65), death, or other termination of employment with the Corporation or member of the Group, the Participant or his Beneficiary, as the case may be, shall be entitled to a distribution of the vested value of his Accounts, subject to the provisions of this Plan. The distribution shall be in a lump sum entirely in cash, unless the Participant elects to receive payment in stock of the corporation.

         Forfeiture
         ----------

         Any benefits forfeited (due to unclaimed distributions) shall be applied to reduce company matching contributions; however, such forfeiture shall be reinstated if a claim is made by the participant or beneficiary for the forfeited benefit.


NOTE 3 - TRUST AGREEMENT

         Under a trust agreement dated March 1, 1988, Comerica Bank was appointed trustee of the Plan and administers the Plan's assets together with the income therefrom. Expenses incurred by the trustee in the performance of its duties under this agreement are paid out of the assets of the Plan on a current basis. Trustee expenses totalled $4,519 and $4,065 in 1994 and 1993 respectively.


NOTE 4 - SCOPE LIMITATION

         The plan administrator has elected the method of compliance permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


NOTE 5 - TERMINATION OF PLAN

         In the event that the Plan is terminated, 1) the Trust Fund shall be revalued as if the termination date were a valuation date, and the current value of all accounts shall be distributed in accordance with the Plan's normal distribution upon termination of employment procedures to the extent permissible under applicable laws and regulations or, 2) the Trust Fund (if determined by the Board of Directors) shall be continued pursuant to its terms. No further contributions shall be made by either participants or any employer, but the Trust Fund shall be administered as though the Plan were otherwise in full force and effect.

                                                                 SCHEDULE I

                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
                        SCHEDULE OF INVESTMENTS
                              December 31,
                   (SEE INDEPENDENT AUDITORS' REPORT)


                                  1994
                                 ------

                                                 Cost           Market
                                              -----------    -----------

Comerica Bank,                                $ 1,183,411    $ 1,489,093
     8,068 units - S & P Index Fund

Comerica Bank,
     Guaranteed Investment Contract Fund        1,488,382      1,488,382

Comerica Bank,
     Short Term Fund                              112,275        112,275

Common Stock,
     21,915 shares - Kuhlman Corp.                316,467        265,719
                                              -----------    -----------
TOTAL INVESTMENTS                             $ 3,100,535    $ 3,355,469
                                              ===========    ===========




                                      1993
                                     ------


                                                 Cost           Market
                                              -----------    -----------

Comerica Bank                                 $ 1,041,959    $ 1,375,681
     7,553 units - S & P Index Fund

Comerica Bank,
     Guaranteed Investment Contract Fund        2,003,553      2,003,553

Comerica Bank,
     Short Term Fund                               33,238         33,238

Common Stock,
     17,714 shares - Kuhlman Corp.                235,685        281,210
                                              -----------    -----------
TOTAL INVESTMENTS                             $ 3,314,435    $ 3,693,682
                                              ===========    ===========


                                                                SCHEDULE II


                          KUHLMAN CORPORATION
                         SAVINGS MAXIMIZER PLAN
                              TRANSACTIONS
                    For The Year Ended December 31,
                   (SEE INDEPENDENT AUDITORS' REPORT)




                                  1994
                                 ------

                                                                  Gain or
                           Purchase     Selling                   (Loss)
Party and Description       Price        Price        Cost        On Sale
- ---------------------    ----------   ----------   ----------   ----------
Comerica Bank,
  Short Term Fund        $2,481,745          ---          ---          ---

Comerica Bank,
  Short Term Fund               ---   $2,402,708   $2,402,708            0

Comerica Bank,
  Guaranteed Investment
  Contract Fund             199,571          ---          ---          ---

Comerica Bank,
  Guaranteed Investment
  Contract Fund                 ---      714,742      714,742            0

Comerica Bank,
  1,692 units -
  S & P Index Fund          307,991          ---          ---          ---

Comerica Bank,
  1,177 units -
  S & P Index Fund              ---      215,648      166,539       49,109

Kuhlman Corp.
  13,483 shares
  Common Stock              215,690          ---          ---          ---

Kuhlman Corp.
  8,280 shares
  Common Stock                  ---      129,778      120,312        9,466

Kuhlman Corp.
  1,002 shares
  Common Stock
  (Distribution)                ---       14,596       14,596          ---





                                  1993
                                  ----
                                                                  Gain or
                          Purchase      Selling                   (Loss)
Party and Description       Price        Price        Cost        On Sale
- ---------------------    ----------   ----------   ----------   ----------

Comerica Bank,
  Short Term Fund        $2,186,157          ---          ---         ----

Comerica Bank,
  Short Term Fund               ---   $2,185,740   $2,185,740            0

Comerica Bank,
  Guaranteed Investment
  Contract Fund             518,539          ---          ---          ---

Comerica Bank,
  Guaranteed Investment
  Contract Fund                 ---      556,932      556,932            0

Comerica Bank,
  2,130 units -
  S & P Index Fund          364,900          ---          ---          ---

Comerica Bank,
  2,196 units -
  S & P Index Fund              ---      393,485      298,851       94,634

Kuhlman Corp.
  6,715 shares
  Common Stock              100,930          ---          ---          ---

Kuhlman Corp.
  1,694 shares
  Common Stock                  ---       24,071       22,325        1,746

Kuhlman Corp.
  3,213 shares
  Common Stock
  (Distribution)                ---       44,420       44,420          ---


                               SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kuhlman Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


               Kuhlman Corporation Savings Maximizer Plan




DATE:  June 26, 1995       /s/ Robert S. Jepson, Jr.
                         ----------------------------------
                               Robert S. Jepson, Jr.
                               Chairman of the Board,
                               and Chief Executive Officer